Investment Company Act of 1940

File No. 812-13143

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

HighMark Funds and HighMark Capital Management, Inc.

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER

SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”)

FOR AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND

RULE 18f-2 THEREUNDER

Please send all communications to:

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

(415) 315-6327 (phone)

(415) 315-4802 (fax)

gcdavis@ropesgray.com

With copies to:

Karen Seaman

Union Bank

400 California Street, 16th Floor

San Francisco, CA 94104

(415) 765-3616 (phone)

(415) 765-3391 (fax)

karen.seaman@unionbank.com

This Application consists of 18 pages.

As filed with the Securities and Exchange Commission on July 20, 2011.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	)	THIRD AMENDED AND RESTATED
	)	APPLICATION FOR AN ORDER UNDER
	)	SECTION 6(c) OF THE INVESTMENT
HighMark Funds and	)	COMPANY ACT OF 1940 (THE “ACT”)
HighMark Capital Management, Inc.	)	FOR AN EXEMPTION FROM
	)	SECTION 15(a) OF THE ACT AND
	)	RULE 18f-2 THEREUNDER
File No. 812-13143)
)

HighMark Funds, for and on behalf of each of its series now or hereafter existing (the “Funds”), and HighMark Capital Management, Inc. (the “Adviser,” and collectively with HighMark Funds, the “Applicants”), hereby submit this third amended and restated application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of the Commission pursuant to Section 6(c) of the Act granting exemptions from Section 15(a) of the Act and Rule 18f-2 under the Act to permit the Funds to use the manager of managers structure described in this Application (such funds that use the manager of managers structure described in this Application, “the Multi-Manager Funds”). The Applicants also request that any relief granted pursuant to the Application apply to any other existing or future registered open-end management investment company or series thereof that: (i) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser or its successors1 (included within the term “Adviser”); (ii) uses the manager of managers structure described in this Application; and (iii) complies with the terms and conditions of this Application (“Future Funds,” and together with the Multi-Manager Funds, the “Multi-Manager Funds”). If the name of any Multi-Manager Fund contains the name of any Sub-Adviser (defined below), the name of the Adviser that serves as the primary adviser to the Multi-Manager Fund will precede the name of the Sub-Adviser. HighMark Funds is the only existing investment company that currently intends to rely on the requested order. All Multi-Manager Funds that currently intend to rely on the requested order are named in the Application.

The Applicants apply for this relief to enable them to further implement a program pursuant to which the Adviser, in its capacity as investment adviser to the Multi-Manager Funds, oversees various investment sub-advisers (“Sub-Advisers”) and is responsible for recommending their hiring, termination and replacement. The Applicants request exemptive relief so that shareholder approval of any Sub-Adviser hired by the Adviser or a material change to an existing sub-advisory agreement is not needed.

For the reasons discussed below, the Applicants believe that the requested exemptions are appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Since no form has been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission under the Act.

[1]

For the purposes of the requested order, “successor” is limited to those one or more entities that would result from a reorganization into another jurisdiction or a change in the type of business organization.

I.     THE APPLICANTS

A. The Adviser

HighMark Capital Management, Inc. is the investment adviser to all of the current Funds and is a California corporation with principal offices at 350 California Street, San Francisco, CA 94104. HighMark Capital Management, Inc. is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). HighMark Capital Management, Inc. is a subsidiary of Union Bank, N.A., which is a subsidiary of UnionBanCal Corporation. UnionBanCal is wholly-owned by The Bank of Tokyo-Mitsubishi UFJ, Ltd., which is a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. Any future Adviser will be registered as an investment adviser under the Advisers Act by such time as it becomes an investment adviser to a Multi-Manager Fund.

The Adviser provides the Multi-Manager Funds with overall investment management services and continuously reviews, supervises and administers each Multi-Manager Fund’s investment program, subject to the supervision of, and policies established by, HighMark Funds’ board of trustees (the “Board”).2

With respect to the Multi-Manager Funds, the Adviser has been, and continues to be, responsible for identifying prospective Sub-Advisers and recommending them to the Board. In considering prospective Sub-Advisers, the Adviser reviews a Sub-Adviser’s performance history and style consistency. After narrowing the pool of candidates, the Adviser conducts interviews with key personnel of each prospective Sub-Adviser. These interviews include presentations by the Sub-Adviser to the Adviser’s senior management. Based on information obtained in the selection and review process, the Adviser recommends a candidate to the Board, along with supporting documentation about the Sub-Adviser. The Adviser monitors the investments and performance of the Sub-Adviser with respect to its portfolio management of one or more Multi-Manager Funds, and provides quarterly reports to the Board regarding performance and compliance for the Sub-Adviser with respect to such portfolio management. On the basis of this monitoring process, the Adviser would, if appropriate, recommend changes in the Sub-Advisers to the Board.

B. HighMark Funds

HighMark Funds is an open-end management investment company organized as a Massachusetts business trust and registered under the Act. HighMark Funds has filed a registration statement on Form N-1A to register shares of its various Funds under the Securities Act of 1933, as amended. HighMark Funds is currently composed of 29 Funds that have investment operations. Each Fund has its own investment objective, restrictions and policies. No Fund is, and Applicants expect no Future Fund will be, required to hold annual shareholder meetings.

[2]	The term “Board” also includes the board of directors or trustees of a Future Fund, as applicable.

II.    BACKGROUND

HighMark Funds has entered into an investment advisory agreement with the Adviser (the “Advisory Agreement”) pursuant to which the Adviser serves as investment adviser to the Multi-Manager Funds, subject to the general oversight of the Board. The Advisory Agreement has been approved by the Board, including a majority of the trustees who are not “interested persons” of HighMark Funds as defined in Section 2(a)(19) of the Act (“Independent Trustees”), and the shareholders of the applicable Multi-Manager Fund in accordance with Sections 15(a) and 15(c) of the Act and Rule 18f-2 thereunder. The Adviser receives an advisory fee, which, with respect to each Multi-Manager Fund, is currently based on a percentage of the Multi-Manager Fund’s average daily net assets. Under the terms of the Advisory Agreement, the Adviser is responsible for providing a continuous investment program for each Multi-Manager Fund and, subject to the ability of the Adviser to delegate the following duties and responsibilities to one or more other parties, will determine from time to time what securities and other investments will be purchased, retained or sold by each Multi-Manager Fund, consistent with the Multi-Manager Fund’s objectives, policies and restrictions.3 The term “Advisory Agreement” also refers to any other agreement pursuant to which an Adviser serves as the investment adviser to a Multi-Manager Fund.4

The Adviser has selected and contracted with several Sub-Advisers to exercise day-to-day investment discretion over all or a portion of the assets of the Multi-Manager Funds pursuant to separate investment sub-advisory agreements. Currently, HighMark Small Cap Value Fund is sub-advised by LSV Asset Management; HighMark Cognitive Value Fund, HighMark Enhanced Growth Fund and HighMark International Opportunities Fund are sub-advised by Bailard, Inc; HighMark Geneva Mid Cap Growth Fund and HighMark Geneva Small Cap Growth Fund are sub-advised by Geneva Capital Management Ltd. and HighMark Equity Income Fund, HighMark NYSE Arca Tech 100 Index Fund and HighMark Wisconsin Tax-Exempt Fund are sub-advised by Ziegler Lotsoff Capital Management, LLC. Currently, all Sub-Advisers must be and have been approved by the Board and by the applicable Multi-Manager Fund’s shareholders as required by Sections 15(a) and 15(c) of the Act, and may be terminated by the Board or the applicable Multi-Manager Fund’s shareholders in accordance with the provisions of Section 15(a) of the Act.

The Multi-Manager Funds operate in a manner that is different from other investment companies that operate under a structure in which a single related group of companies provide investment advisory, administrative, and distribution services. Typically, the investment company pays the advisory fee to its investment adviser which, in turn, compensates portfolio managers employed by it, who select specific securities. In contrast, the Multi-Manager Funds offer investors an opportunity to access, on a pooled investment basis, the core elements of the Adviser’s investment sub-adviser selection and monitoring

[3]	By amendment, with respect to many of the Funds, including all of the Multi-Manager Funds, the Advisory Agreement specifically authorizes the Adviser, with the approval of the Board, to delegate any or all of its responsibilities under the Advisory Agreement with respect to such Funds to one or more Sub-Advisers, each of which is registered under the Advisers Act, pursuant in each case to a written agreement with such Sub-Adviser that meets the requirements of Section 15 of the Act applicable to contracts for services as investment adviser of a registered investment company, subject to the relief requested in this Application, provided that the separate costs of employing such Sub-Advisers and of the Sub-Advisers themselves are borne by the Adviser or the Sub-Adviser and not by the Fund in question.
[4]

Any other Advisory Agreement will contain similar provisions and will similarly be approved as required by Sections 15(a) and 15(c) of the Act and Rule 18f-2 thereunder, including by the Independent Trustees of the Multi-Manager Fund.

and, if applicable, asset allocation services. Under this approach, the Adviser recommends and, if the Board, including a majority of Independent Trustees, approves the recommendation, hires for one or more Multi-Manager Funds one or more Sub-Advisers that follow a range of investment styles.5 Each Sub-Adviser is or will be an “investment adviser,” as defined in Section 2(a)(20)(B) of the Act, to the Multi-Manager Fund(s) the Sub-Adviser serves, and each Sub-Adviser is or will be registered as an investment adviser under the Advisers Act.

Subject to oversight of the Board, the Adviser acting as investment adviser for a Multi-Manager Fund determines whether to employ, maintain or terminate (if necessary) a Sub-Adviser for the Multi-Manager Fund and designates the portion, which may include all, of the Multi-Manager Fund’s assets that will be managed by a particular Sub-Adviser. In return for providing sub-adviser selection, monitoring and, if applicable, asset allocation services, the Adviser receives a fee from each Multi-Manager Fund, computed as a percentage of the Multi-Manager Fund’s net assets. The Adviser negotiates the sub-advisory fees for each Sub-Adviser, which the Adviser pays to the Sub-Advisers out of its own fee. The Adviser is responsible for (a) providing to the Board advice and consultation as to the selection, evaluation, retention and possible termination of the Sub-Adviser, (b) supervising and overseeing the performance by the Sub-Adviser of its obligations to the Multi-Manager Fund in question over time (which oversight shall include periodic evaluation of the services provided by the Sub-Adviser and the performance of the Multi-Manager Fund and periodic review of the policies and procedures of the Sub-Adviser to ensure compliance with applicable restrictions and limitations, including each Multi-Manager Fund’s investment objective, policies and restrictions, but will not include approval of or responsibility for specific investment decisions by the Sub-Adviser) and (c) reporting to the Board periodically as to its oversight, supervision and evaluation of the Sub-Adviser and as to the nature and scope of such oversight, supervision and evaluation, in accordance with the standard of care set out in the Advisory Agreement. Each Sub-Adviser is and will be responsible for continuously reviewing, supervising and administering the relevant Multi-Manager Fund’s investment program with respect to the portion of the Multi-Manager Fund’s assets assigned to it. The Adviser provides professional advice to the Board as to the qualifications of those Sub-Advisers that are most likely, over time, to achieve the investment objectives of the Multi-Manager Funds.6 All sub-advisory agreements are and will be subject to approval by the Board, including a majority of the Independent Trustees, in accordance with Sections 15(a) and 15(c) of the Act.

The Advisory Agreement, any other advisory agreement for a Multi-Manager Fund and any sub-advisory agreement for a Multi-Manager Fund does and will comply fully with the requirements of Section 15(a) of the Act, subject to the relief requested in this Application, including that it does and will: (i) precisely describe the compensation to be paid to the Adviser or the Sub-Adviser, as applicable, for providing services under such agreement to such Multi-Manager Fund; (ii) continue in effect for more than two years from the date of

[5]	Currently, shareholder approval is sought and obtained before any Sub-Adviser is hired, but that approach will change if the Commission exempts the Multi-Manager Funds from this requirement.
[6]

The Adviser may consider any factors that it determines are appropriate in evaluating a Sub-Adviser’s ability to meet the investment objectives of the Multi-Manager Fund, including a Sub-Adviser’s: (a) historical performance record; (b) investment approach relative to the approaches of the Multi-Manager Fund’s other Sub-Advisers, if any; (c) consistent performance in the context of the markets; (d) organizational stability and reputation; (e) quality and depth of investment personnel; (f) ability to apply its approach consistently; (g) compliance with federal and state securities laws; and (h) willingness to manage assets in accordance with the Multi-Manager Fund’s investment objective, policies and restrictions.

its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the Act; (iii) provide, in substance, for the automatic termination of such agreement in the event of its assignment as defined in Section 2(a)(4) of the Act; and (iv) provide for the termination at any time, without the payment of any penalty, in the case of the Advisory Agreement, or another advisory agreement, by the Board or the shareholders of the applicable Multi-Manager Fund on sixty days’ written notice to the Adviser, and, in the case of a sub-advisory agreement, by the Adviser, the Board or the shareholders of the applicable Multi-Manager Fund on sixty days’ written notice to the Sub-Adviser.7

III.     NEED FOR EXEMPTIVE RELIEF

Section 15(a) of the Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract... has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.” Rule 18f-2(a) under the Act states that any “matter required to be submitted by the provisions of the Act...to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Rule 18f-2(c)(1) states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.” Section 2(a)(20) of the Act defines an “investment adviser” as “(A) any person...who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities...and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A)….” These provisions, taken together, require the shareholders of a Multi-Manager Fund to approve a sub-advisory agreement each and every time a new Sub-Adviser is retained to manage the assets of that Multi-Manager Fund and every time a sub-advisory agreement is materially amended. Similarly, approval by the shareholders of a Multi-Manager Fund would be required in order to continue to retain an existing Sub-Adviser whose sub-advisory agreement is “assigned” as a result of a change of control. An exemption is requested to permit the Adviser to enter into and materially amend sub-advisory agreements with Sub-Advisers for Multi-Manager Funds without obtaining shareholder approval. The Board’s approval (and approval of a majority of the Independent Trustees) of such sub-advisory agreements or material amendments thereto would still be required. The Advisory Agreement between HighMark Funds, on behalf of the Multi-Manager Funds, and the Adviser would remain subject to Sections 15(a) and 15(c) of the Act and Rule 18f-2 thereunder, including any requirement of shareholder approval. The requested relief will not extend to any Sub-Adviser that is an “affiliated person,” as defined in Section 2(a)(3) of the Act, of a Multi-Manager Fund or the Adviser, other than by reason of serving as a Sub-Adviser to one or more of the Multi-Manager Funds (an “Affiliated Sub-Adviser”). None of the current Sub-Advisers is an Affiliated Sub-Adviser.

[7]	The Advisory Agreement is also terminable by the Adviser, and each sub-advisory agreement is also terminable by the relevant Sub-Adviser, in certain circumstances.

IV.     DISCUSSION

Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Applicants believe that the relief requested in this Application satisfies the standards for exemptive relief under Section 6(c) for the reasons set forth below.

The Applicants seek an exemption to permit the Adviser to enter into and materially amend sub-advisory agreements for Multi-Manager Funds without obtaining shareholder approval under Section 15(a) of, and Rule 18f-2 under, the Act. The Applicants believe that relief should be granted because: (i) the Adviser operates the Multi-Manager Funds in a manner that is different from that of conventional investment companies such that shareholder approval does not serve any meaningful purpose; (ii) obtaining such shareholder approval is often expensive and slow so the relief will benefit shareholders by enabling the Multi-Manager Funds to operate in a less costly and more efficient manner; and (iii) the Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholder interests are adequately protected through careful Board oversight.

A. Operation of the Multi-Manager Funds

Section 15(a) of the Act generally prohibits hiring investment advisers without shareholder approval.8 In the case of a conventionally managed investment company, the investment adviser is a single external entity that employs one or more individuals as portfolio managers to make investment decisions. The investment adviser is free to hire or fire portfolio managers without board or shareholder approval. The Adviser manages the Multi-Manager Funds in a manner that is substantially different from how an investment adviser manages a conventional investment company.

By investing in a Multi-Manager Fund, shareholders, in effect, hire the Adviser to manage the Multi-Manager Fund’s assets by using its investment adviser selection and monitoring process. Accordingly, shareholders expect that the Adviser, under the overall supervision of the Board and the Independent Trustees, takes responsibility for overseeing Sub-Advisers and recommending their hiring, termination and replacement. Investors purchase Multi-Manager Fund shares to gain access to the Adviser’s expertise in these areas. From the perspective of an investor in a Multi-Manager Fund, the role of the Sub-Advisers is substantially equivalent to that of the individual portfolio managers employed by traditional investment company advisory firms. The Multi-Manager Funds’ advisory agreements with the Adviser are and will be subject to shareholder approval under Section 15(a) of the Act. However, requiring shareholder approval of each sub-advisory agreement does not serve any meaningful purpose since shareholders expect the Adviser to perform this function.

B. Benefits to Shareholders

The requested relief will provide two principal benefits to shareholders. First, it will reduce Multi-Manager Fund expenses to the extent that Multi-Manager Funds will not have to prepare and solicit proxies each time a sub-advisory agreement is entered into or materially amended. Second, the relief will enable the Multi-Manager Funds to operate more efficiently. In particular, it will permit the Multi-Manager Funds to hire, terminate and replace Sub-Advisers more efficiently according to the judgment of the Board, the Independent Trustees, and the Adviser.

[8]	See Section 1(b)(6) of the Act; Hearings on S. 3580 before a Subcommittee of the Senate Committee on Banking and Currency, 76th Cong. 3d Sess.253 (1940) (statement of David Schenker).

C. Conditions to Relief

The Applicants will comply with the conditions set forth in the following section of the Application. These conditions address Section 15(a) concerns in three principal areas.

First, a number of the conditions will ensure that Multi-Manager Fund shareholders approve operating a Multi-Manager Fund in the manner described in this Application, that certain disclosures are made and that shareholders are informed each time a Sub-Adviser is hired. Before a Multi-Manager Fund may rely on the order requested herein, the operation of the Multi-Manager Fund in the manner described in this Application will be approved by a majority of the Multi-Manager Fund’s outstanding voting securities, as defined in the Act, or, in the case of a Multi-Manager Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by the next sentence, by the initial shareholder(s) before offering shares of the Multi-Manager Fund to the public. Each Multi-Manager Fund will disclose in its prospectus at all times subsequent to such approval the existence, substance and effect of the order.9 In addition, each Multi-Manager Fund will hold itself out to the public as employing the “manager of managers” approach described in this Application. Such Multi-Manager Fund’s prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) for the investment performance of a Multi-Manager Fund due to its responsibility to oversee the Sub-Advisers and recommend their hiring, termination and replacement. Moreover, within 90 days of the hiring of any new Sub-Adviser for a Multi-Manager Fund, the Adviser will furnish shareholders of the applicable Multi-Manager Fund with all of the information about the new Sub-Adviser that would be included in a proxy statement. Applicants are not seeking relief for sub-advisory agreements with Affiliated Sub-Advisers; those agreements will continue to be subject to the shareholder approval requirements of Section 15(a) of the Act and Rule 18f-2 thereunder.

A second set of conditions is designed to protect shareholder interests through certain Board restrictions, restrictions on ownership of certain securities and careful Board oversight of changes of Sub-Advisers for Multi-Manager Funds with Affiliated Sub-Advisers. Specifically, a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be at the discretion of the then existing Independent Trustees. In addition, no trustee or officer of HighMark Funds or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser, except for: (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser. Finally, when a change of Sub-Adviser is proposed for a Multi-Manager Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Multi-Manager Fund and its shareholders and does not involve a conflict of interest from which the Adviser or an Affiliated Sub-Adviser derives an inappropriate advantage.

[9]

Each Multi-Manager Fund whose shareholders approve operating the Multi-Manager Fund in the manner described in this Application prior to the issuance of the order requested in this Application will disclose in its prospectus at all times subsequent to such approval and prior to the issuance of the order that it has applied for the order and the possible future effect of the order.

A third set of conditions requires that the Adviser will provide general management services to the Multi-Manager Fund, including overall supervisory responsibility for the general management and investment of the Multi-Manager Fund’s assets, and, subject to review and approval by the Board, will: (i) set the Multi-Manager Fund’s overall investment strategies; (ii) evaluate, select and recommend Sub-Advisers to manage all or a part of the Multi-Manager Fund’s assets; (iii) when appropriate, allocate and reallocate the Multi-Manager Fund’s assets among multiple Sub-Advisers; (iv) monitor and evaluate the Sub-Advisers’ performance; and (v) implement procedures reasonably designed to ensure that the Sub-Advisers comply with the Multi-Manager Fund’s investment objectives, policies and restrictions.

D. Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act have been granted by the Commission. See, e.g., Forward Funds, et. al., Investment Company Act Release Nos. 28420 (September 29, 2008) (notice) and 28469 (October 27, 2008) (order); Trust for Professional Managers, et. al., Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order); Phoenix Equity Trust, et. al., Investment Company Act Release Nos. 28375 (September 3, 2008) (notice) and 28410 (September 29, 2008) (order); Aberdeen Asset Management Inc., et. al., Investment Company Act Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order); Advisors Series Trust, et. al., Investment Company Act Release Nos. 28175 (February 27, 2008) (notice) and 28201 (March 25, 2008) (order); Unified Series Trust, et. al., Investment Company Act Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order); Northern Lights Variable Trust, et. al., Investment Company Act Release Nos. 28010 (October 2, 2007) (notice) and 28038 (October 29, 2007) (order); Trust for Professional Managers, et. al., Investment Company Act Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order); Aston Funds, et. al., Investment Company Act Release Nos. 27879 (June 29, 2007) (notice) and 27910 (July 25, 2007) (order); AARP Funds, et. al., Investment Company Act Release Nos. 27918 (July 31, 2007) (notice) and 27956 (August 28, 2007) (order); First Investors Equity Funds, et. al., Investment Company Act Release Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order); First American Investment Funds, Inc., et. al., Investment Company Act Release Nos. 27818 (May 4, 2007) (notice) and 27846 (May 30, 2007) (order); Old Westbury Funds, Inc., et. al., Investment Company Act Release Nos. 27807 (April 27, 2007) (notice) and 27837 (May 23, 2007) (order); Forward Funds, et. al., Investment Company Act Release Nos. 27777 (April 5, 2007) (notice) and 27814 (May 1, 2007) (order); New River Funds et. al., Investment Company Act Release Nos. 27653 (January 3, 2007) (notice) and 27690 (January 30, 2007) (order); Forum Funds, et. al., Investment Company Act Release Nos. 27605 (December 20, 2006) (notice) and 27665 (January 18, 2007) (order); The Mainstay Funds, et. al., Investment Company Act Release Nos. 27595 (December 11, 2006) (notice) and 27656 (January 8, 2007) (order); Van Eck Worldwide Insurance Trust, et. al., Investment Company Act Release Nos. 27584 (November 21, 2006) (notice) and 27604 (December 19, 2006) (order); Old Mutual Advisor Funds II, et. al., Investment Company Act Release Nos. 27550 (November 8, 2006) (notice) and 27591 (December 5, 2006) (order); Fidelity Management & Research Company, et. al., Investment Company Act Release Nos. 27544 (November 2, 2006) (notice) and 27585 (November 28, 2006) (order); AdvisorOne Funds, et. al., Investment Company Act Release Nos. 27472 (August 29, 2006) (notice) and 27501

(September 26, 2006) (order); Pacific Capital Funds, et. al., Investment Company Act Release Nos. 26653 (November 9, 2004) (notice) and 26689 (December 7, 2004) (order); Atlas Assets, Inc. et. al., Investment Company Act Release Nos. 26599 (September 16, 2004) (notice) and 26631 (October 13, 2004) (order); RSI Retirement Trust, et. al., Investment Company Act Release Nos. 26442 (May 4, 2004) (notice) and 26463 (June 4, 2004) (order); Burnham Investment Trust, et. al., Investment Company Act Release Nos. 26371 (February 27, 2004) (notice) and 26396 (March 24, 2004) (order); AIP Alternative Strategies Funds, et. al., Investment Company Act Release Nos. 26284 (December 4, 2003) (notice) and 26318 (January 5, 2004) (order); SAFECO Common Stock Trust, et. al., Investment Company Act Release Nos. 25968 (March 21, 2003) (notice) and 26007 (April 16, 2003) (order); JNL Series Trust, et. al., Investment Company Act Release Nos. 25956 (March 12, 2003) (notice) and 25997 (April 8, 2003) (order); Oppenheimer Select Managers, et. al., Investment Company Act Release Nos. 25928 (February 6, 2003) (notice) and 25952 (March 4, 2003) (order); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (January 24, 2003) (notice) and 25936 (February 19, 2003) (order); AB Funds Trust, et. al., Investment Company Act Release Nos. 25805 (November 19, 2002) and 25848 (December 17, 2002) (order); Federated Index Trust, et. al., Investment Company Act Release Nos. 25794 (November 6, 2002) (notice) and 25841 (December 3, 2002) (order); MLIG Variable Insurance Trust et. al., Investment Company Act Release Nos. 25785 (October 24, 2002) (notice) and 25806 (November 19, 2002) (order); and The Charles Schwab Family of Funds, et. al., Investment Company Act Release Nos. 25762 (October 3, 2002) (notice) and 25790 (October 29, 2002) (order).

V.    CONDITIONS TO RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Before a Multi-Manager Fund may rely on the order requested herein, the operation of the Multi-Manager Fund in the manner described in this Application will be approved by a majority of the Multi-Manager Fund’s outstanding voting securities, as defined in the Act, or, in the case of a Multi-Manager Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of the Multi-Manager Fund to the public.

2. Each Multi-Manager Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application. In addition, each Multi-Manager Fund will hold itself out to the public as employing the manager of managers structure described in this Application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee Sub-Advisers and recommend their hiring, termination and replacement.

3. Within 90 days of the hiring of any new Sub-Adviser, shareholders of the affected Multi-Manager Fund will be furnished all of the information about the new Sub-Adviser that would be included in a proxy statement. To meet this obligation the Multi-Manager Fund will, within 90 days of hiring a new Sub-Adviser, provide shareholders of the affected Multi-Manager Fund with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Securities Exchange Act of 1934, as amended.

4. The Adviser will not enter into a sub-advisory agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Multi-Manager Fund.

5. At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be at the discretion of the then existing Independent Trustees.

6. When a change of Sub-Adviser is proposed for a Multi-Manager Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Multi-Manager Fund and its shareholders and does not involve a conflict of interest from which the Adviser or an Affiliated Sub-Adviser derives an inappropriate advantage.

7. The Adviser will provide general management services to each Multi-Manager Fund, including overall supervisory responsibility for the general management and investment of the Multi-Manager Fund’s assets, and, subject to review and approval by the Board, will: (i) set the Multi-Manager Fund’s overall investment strategies; (ii) evaluate, select and recommend Sub-Advisers to manage all or a part of the Multi-Manager Fund’s assets; (iii) when appropriate, allocate and reallocate the Multi-Manager Fund’s assets among multiple Sub-Advisers; (iv) monitor and evaluate the Sub-Advisers’ performance; and (v) implement procedures reasonably designed to ensure that the Sub-Advisers comply with the Multi-Manager Fund’s investment objectives, policies and restrictions.

8. No trustee or officer of a Multi-Manager Fund or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser, except for: (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

9. In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VI.    PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, HighMark Funds and HighMark Capital Management, Inc. state that their addresses are 350 California Street, Suite 1600, San Francisco, California 94104 and 350 California Street, San Francisco, California 94104, respectively. The Applicants further state that all written or oral communications concerning this Application should be directed to:

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

(415) 315-6327 (phone)

(415) 315-4802 (fax)

gcdavis@ropesgray.com

With copies to:

Karen Seaman

Union Bank

400 California Street, 16th Floor

San Francisco, CA 94104

(415) 765-3616 (phone)

(415) 765-3391 (fax)

karen.seaman@unionbank.com

All requirements for the execution and filing of this Application on behalf of the Applicants have been complied with in accordance with applicable law and with the Declaration of Trust and Code of Regulations of HighMark Funds and the Articles of Incorporation and by-laws of HighMark Capital Management, Inc. Under the provisions of the Declaration of Trust and Code of Regulations of HighMark Funds, responsibility for the management of the affairs of HighMark Funds is vested in the Board of Trustees, and under the provisions of the Articles of Incorporation and by-laws of HighMark Capital Management, Inc., responsibility for the management of the affairs of HighMark Capital Management, Inc. is vested in the Board of Directors of HighMark Capital Management, Inc. Each undersigned officer of the Applicants is fully authorized to execute this Application by resolution adopted by such Applicant’s Board of Trustees or Board of Directors, as applicable, or under authority granted pursuant to said Applicant’s by-laws, charter or other governing document. The Applicants have adopted the resolutions attached as Exhibit A authorizing the filing of the Application, and the Verifications of Application and Statements of Fact required by Rule 0-2(d) under the Act are attached as Exhibit B.

VII.    REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Applicants request that the Commission issue an order under Section 6(c) of the Act granting the relief sought by this Application. The Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

HIGHMARK FUNDS

By:	/s/ Earle A. Malm II
Name:	Earle A. Malm II
Title:	President

HIGHMARK CAPITAL MANAGEMENT, INC.

By:	/s/ Earle A. Malm II
Name:	Earle A. Malm II
Title:	President

Dated: July 20, 2011

EXHIBIT INDEX

TAB

Resolutions	A

Verifications	B

EXHIBIT A-1

Resolutions of HighMark Funds

The undersigned certifies that she is the Vice President and Treasurer of HighMark Funds (the “Trust”) and further certifies that the following resolutions were adopted by the Board of Trustees of the Trust and are still in full force and effect.

RESOLVED, that any appropriate officer of the Trust be, and is hereby, authorized to prepare and execute on behalf of the Trust and to file with [the Securities and Exchange Commission (the “SEC”)] an application for exemptive relief from the provisions of [the Investment Company Act of 1940 (the “Act”)] to the extent necessary to permit HighMark Capital Management, Inc., subject to certain conditions required by the SEC, to retain, terminate or replace a sub-advisor to any of the HighMark Funds with the approval of the Board of Trustees, but without obtaining shareholder approval; and

RESOLVED, that any appropriate officer of the Trust be, and is hereby, severally authorized to file with the SEC the exemptive applications and any amendments thereto in such form as the officer or any one of the officers deem necessary and appropriate to do any and all things necessary or proper under the Act, the Investment Advisers Act of 1940, the Securities Act of 1933 and the Securities Exchange Act of 1934, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer to be necessary or proper to establish and implement the proposed arrangements.

IN WITNESS WHEREOF, I hereunto subscribe my name, this 20th day of July, 2011.

/s/ Pamela O’Donnell
Pamela O’Donnell
Vice President and Treasurer

EXHIBIT A-2

Resolutions of HighMark Capital Management, Inc.

I, Jonathan Fayman, the Secretary of HighMark Capital Management, Inc. (the “Company”), hereby certify that the following is a full, true and correct copy of resolutions duly adopted by the Board of Directors of the Company effective November 19, 2004 by unanimous written consent without a meeting and that said resolutions have not been rescinded or modified and are now in full force and effect.

RESOLVED, that the President & Chief Executive Officer, or any other officer, of HighMark Capital Management, Inc. (the “Company”) be, and is hereby, severally authorized to apply to the Securities and Exchange Commission (the “SEC”) for exemptive relief from the provisions of the Investment Company Act of 1940, and any other law or regulation, to the extent necessary or desirable to permit the Company, subject to certain conditions required by the SEC, to retain, terminate or replace a sub-advisor to any of the HighMark Funds with the approval of the HighMark Funds Board of Trustees, but without obtaining shareholder approval;

FURTHER RESOLVED, that the exemptive application may include relief requested on behalf of any future series of HighMark Funds and any other registered open-end management investment companies and their series that are advised by the Company or any entity controlling, controlled by, or under common control with the Company;

FURTHER RESOLVED, that the President & Chief Executive Officer, or any other officer, of the Company be, and is hereby, severally authorized to execute and file with the SEC the exemptive application and any amendments thereto in such form as the officer or any one of the officers deems necessary and appropriate and to do any and all things necessary or proper under the Act, and any other law or regulation, including the execution and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer to be necessary or proper to accomplish the objectives of these resolutions;

FURTHER RESOLVED, that any acts of any officer of the Company which acts would have been authorized by the foregoing resolutions except that such acts were taken prior to the adoption of such resolutions, are hereby severally ratified, confirmed, approved and adopted as the acts of the Company.

WITNESS, my name on behalf of said HighMark Capital Management, Inc., as of this 20th day of July, 2011.

/s/ Jonathan Fayman
Jonathan Fayman
Secretary

EXHIBIT B-1

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order, dated as of July 20, 2011 for and on behalf of HighMark Funds (the “Trust”); that he is the President of the Trust; and that all action by trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HIGHMARK FUNDS

/s/ Earle A. Malm II
Name: Earle A. Malm II

Title: President

EXHIBIT B-2

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order, dated as of July 20, 2011 for and on behalf of HighMark Capital Management, Inc. (the “Adviser”); that he is the President of the Adviser; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HIGHMARK CAPITAL MANAGEMENT, INC.

/s/ Earle A. Malm II
Name: Earle A. Malm II
Title: President